

December 23, 2010

Lee D. Charles, Esq.
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

> **Re:** **Mediacom Communications Corporation**
> **Schedule 13E-3**
> **Filed on December 3, 2010**
> **File No. 005-60707**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on December 3, 2010**
> **File No. 005-29227**

Dear Mr. Charles:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Background of the Merger, page 1

1.   We note the following disclosure:

- At the June 24, 2010 meeting among all of the relevant parties, J.P. Morgan and BofA Merrill Lynch described several valuation methodologies and metrics they had used in evaluating the $6.00 per share offer price (second whole paragraph on page 4);

- Barclays Capital analyses relating to the value of Mediacom's business was delivered to the special committee on June 29, 2010 (third whole paragraph on page 20);
- At the July 15, 2010 meeting between the special committee, Barclays Capital and Simpson Thacher, Barclays Capital made a presentation to the special committee (third whole paragraph on page 5);
- Barclays Capital was to provide to the special committee an analysis of Mr. Commisso's $6.00 per share offer on July 23, 2010 (first whole paragraph on page 6);
- At the August 24, 2010 meeting among all of the relevant parties, J.P. Morgan and BofA Merrill Lynch discussed the key differences between Barclays Capital's valuation analysis and J.P. Morgan's and BofA Merrill Lynch's valuation analysis (last paragraph on page 10); and
- On September 20, 2010, Barclays presented to the special committee and Simpson Thacher its review of the revised financial projections (third whole paragraph on page 12).

Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

Recommendation of the Special Committee…, page 15

2.   The first sentence of this section indicates that the special committee determined that the going-private transaction was fair to unaffiliated holders of Mediacom's Class A common stock, and the board of directors relied on this determination in concluding that the transaction was fair to all unaffiliated stockholders of Mediacom. Please advise why the special committee did not provide a similar conclusion to that of the board of directors. Are the remaining outstanding shares of Mediacom's Class B common stock not held by unaffiliated stockholders of Mediacom?

The Board of Directors, page 18

3.   We note that in reaching its fairness determination as to the unaffiliated stockholders of Mediacom, the board of directors considered the recommendation of the special committee and the factors the special committee considered in making such recommendation. Please address how the special committee and the board were able to reach the fairness determination as to unaffiliated security holders, given that Barclays Capital's fairness opinion addressed fairness with respect to stockholders (other than the RBC Stockholders), rather than to all security holders unaffiliated with the Company. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

4.   The factors listed in Item 1014(c), (d) and (e) and in Instruction 2 to Item 1014 of
        Regulation M-A are generally relevant to a filing person's fairness determination and
        should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange
        Act Release No. 34-17719 (April 13, 1981). It appears that the Board considered the
        recommendation of, and expressly adopted the factors considered by, the special
        committee in reaching its conclusion that the going-private transaction was fair to
        unaffiliated stockholders of Mediacom. Note that to the extent the Special Committee's
        discussion and analysis does not address each of the factors listed in paragraphs (c), (d)
        and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any
        unaddressed factors in reasonable detail or explain in detail why the factor(s) were not
        deemed material or relevant. We note for example that the recommendation and analysis
        of the Special Committee does not appear to address the factors described in clauses (ii),
        (iv), (vi) and (viii) of Instruction 2 to Item 1014 or, in the case of the factors described in
        clauses (iii) and (v), explain in sufficient detail why such factors were not deemed
        material or relevant. Please revise accordingly.

General, page 24

5.   We note the disclosure on the top of page 25 indicating that Barclays Capital has
        performed investment banking services for Mediacom in the past and has received fees
        for such services, including for its service as financial advisor to a special committee of
        Mediacom's board in connection with the Morris transaction. Please revise the
        disclosure to provide a quantitative description of all fees paid to Barclays Capital and its
        affiliates by Mediacom and its affiliates in connection with any and all such services
        provided in the past two years. Please see Item 1015(b)(4) of Regulation M-A.

Position of Mr. Commisso and Merger Sub as to the Fairness of the Merger, page 25

6.   See our comment 4 above. We note that the factors considered by Mr. Commisso and
        Merger Sub do not appear to address the factors described in clauses (iv) and (viii) of
        Instruction 2 to Item 1014 or Item 1014(e) or explain why such factors were not deemed
        material or relevant. If the procedural safeguard in Item 1014(e) was not considered,
        please explain why Mr. Commisso and Merger Sub believe the proposed merger is
        procedurally fair in the absence of such safeguard.

Miscellaneous, page 32

7.   Similar to our comment 5 above, please revise the disclosure to provide a quantitative
        description of the fees paid to each of J.P. Morgan and BofA Merrill Lynch and their
        respective affiliates by Mediacom and its affiliates in connection with any and all of the
        services described on page 33 and provided in the past two years. Please see Item
        1015(b)(4) of Regulation M-A.

Lee D. Charles, Esq.
Baker Botts L.L.P.
December 23, 2010
Page 4

Effects of the Merger on Mediacom's Net Book Value and Net Income, page 38

8.   Please supplement the disclosure in this section to provide the effect of the Rule 13e-3 transaction on the RBC Stockholders' interest in the net book value and net earnings of Mediacom in terms of <u>dollar</u> amounts. See Instruction 3 to Item 1013 of Regulation M-A.

Financing of the Merger, page 44

9.   Disclose the collateral and stated and effective interest rates of the loan that will provide the funds necessary to complete the Rule 13e-3 transaction. For example, specify the "applicable margin" referenced throughout this section. See Item 1007(d) of Regulation M-A.

Proxy Card

10.   Revise the form of proxy to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions